

September 13, 2010

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street N.E., Suite 1800
Atlanta, Georgia 30309

> **RE:** **Invesco Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010 and**
> **June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on**
> **March 29, 2010**
> **Prospectus Supplement filed on May 20, 2009**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed your response letter dated August 20, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2010

Condensed Consolidated Statement of Changes in Equity, page 6

1. We have read your response to comment 15 from our letter dated June 11, 2010 and reviewed your Condensed Consolidated Statement of Changes in Equity. In future filings, please revise your Condensed Consolidated Statement of Changes in Equity to include the following:
   - A "total column" immediately prior to your "noncontrolling interest column" that adds your equity attributable to common shareholders;

- Your line item "Net income, including gains and losses attributable to noncontrolling interest" should appropriately allocate the "(Gains)losses attributable to noncontrolling interests in consolidated entities, net" and "Net income attributable to common shareholders" so that they agree to the amounts presented on your statements of income;
- Please include your $37.1 of currency translation difference on investments in overseas subsidiaries under your noncontrolling interest column;
- Please present total comprehensive income for the parent and noncontrolling interest in consolidated entities in accordance with ASC 810-10-50-1A; and
- Please show the allocation of $277.4 million and $37.1 million to Retained Earnings Appropriated for Investors in Consolidated Investments Products below the total comprehensive income line item. This could be achieved in two separate adjustments or one adjustment as long as the description clearly describes what each adjustment represents.

Please supplementally show us what your revised disclosure will look like.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief